EXHIBIT 99.1

FORM 51-102F3

Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE May 9, 2011
ITEM 3.	NEWS RELEASE Issued May 9, 2011 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
The Company announced today that it had executed two agreements with Pretium Resources Inc. to: (1) establish the terms under which mining operations at one project can encroach on the other’s boundaries; and (2) explore the potential for joint development of Seabridge’s KSM project and Pretium’s Snowfield project which together represent the largest undeveloped gold resource in North America.

A Mutual Cooperation and Confidentiality Agreement has been signed that provides for, amongst standard provisions, the preparation of an engineering study to examine the economics of combining Seabridge’s KSM project and Pretium’s Snowfield project as a single operation. The study is expected to be completed in the fourth quarter of this year. Seabridge will have responsibility for managing the study under the direction of Jay Layman, its Executive Vice President and Chief Operating Officer.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 9th day of May, 2011

ANNEX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	May 9, 2011

Seabridge and Pretium Sign Agreements on Cooperation

Toronto, Canada – Seabridge Gold announced today it has executed two agreements with Pretium Resources Inc. to: (1) establish the terms under which mining operations at one project can encroach on the other’s boundaries; and (2) explore the potential for joint development of Seabridge’s KSM project and Pretium’s Snowfield project which together represent the largest undeveloped gold resource in North America.

Mutual Access Agreement

The KSM and Snowfield projects have a common boundary and neither can be mined to its maximum extent without encroaching on the other’s land position. A Mutual Access Agreement has therefore been signed which includes provisions for, amongst other things:

•	mutual access for stripping of overburden, which will provide:

o
Seabridge with access to conduct stripping activities on Pretium’s Snowfield project to extract ore from Seabridge’s KSM project, with Pretium having the right to require Seabridge to process Snowfield project ore accessed by Seabridge’s stripping activities on Pretium’s Snowfield project and to receive the value of the contained metal less a processing fee; and

o
Pretium with access to conduct stripping activities on Seabridge’s KSM project to extract ore from Pretium’s Snowfield project, with Seabridge having the right to require Pretium to process KSM project ore accessed by Pretium’s stripping activities on Seabridge’s KSM project and to receive the value of the contained metal less a processing fee; and

•	Pretium access to its Snowfield and Brucejack projects over KSM project lands.

With the Mutual Access Agreement in hand, each of Seabridge and Pretium can continue with plans to optimize the mining at each of their respective projects independently.

Mutual Cooperation and Confidentiality Agreement

A Mutual Cooperation and Confidentiality Agreement has been signed that provides for, amongst standard provisions, the preparation of an engineering study to examine the economics of combining Seabridge’s KSM project and Pretium’s Snowfield project as a single operation. The study is expected to be completed in the fourth quarter of this year. Seabridge will have responsibility for managing the study under the direction of Jay Layman, its Executive Vice President and Chief Operating Officer. Prior to joining Seabridge in March of this year, Mr. Layman was Vice President Solutions and Innovation for Newmont Mining Company where he was responsible for managing Global Technical Services.

Seabridge President and CEO Rudi Fronk noted that “our agreements with Pretium represent the kind of co-operation that is needed from the owners of two major projects which border on each other. These agreements will enable Seabridge to carry out the stripping operations on Pretium’s ground that would be required under our Preliminary Feasibility Study and examine whether overall economics can be improved if we combine the KSM and Snowfield projects.”

On May 2, 2011 Seabridge  released a new Preliminary Feasibility Study  which confirms that KSM is a robust stand-alone 52 year mine life project with operating and total costs per ounce well below the current average of the major gold producers (see http://www.seabridgegold.net/news.php). Mineral reserves at KSM are estimated as follows:

KSM Proven and Probable Reserves
Zone	Reserve Category	Tonnes (millions)	Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	848.6	0.59	0.16	3.02	61.8	16.0	3,040	82	116
	Total	1,466.5	0.61	0.16	3.04	61.2	28.7	5,320	143	198
Iron Cap	Probable	334.1	0.42	0.20	5.46	48.4	4.5	1,490	59	36
Sulphurets	Probable	179.1	0.62	0.26	0.61	59.8	3.6	1,021	4	24
Kerr	Probable	212.7	0.25	0.46	1.28	Nil	1.7	2,155	9	Nil
Totals	Proven	617.9	0.64	0.17	3.06	60.2	12.6	2,279	61	82
	Probable	1,574.5	0.51	0.22	3.03	50.4	25.8	7,706	153	175
	Total	2,192.4	0.55	0.21	3.04	53.2	38.5	9,985	214	257

The updated KSM Preliminary Feasibility Study was prepared by Wardrop, A Tetra Tech Company, and incorporates the work of a number of industry-leading consulting firms.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements”, are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS including capacity expansion; (v) completion of, and submission of, the Environmental Assessment Application; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2010 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net